UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                        NEWTEK BUSINESS SERVICESS, CORP.
                      ------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.02 PAR VALUE
                      ------------------------------------
                         (Title of Class of Securities)

                                   652526203
                              --------------------
                                 (CUSIP Number)

                               December 31, 2015
         -------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                PAGE 1 OF 4 PAGES

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Jeffrey G. Rubin
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                         (b) [X]
 -------------------------------------------------------------------------------
 3     SEC USE ONLY


--------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            1,033,454 shares*
      NUMBER OF      -----------------------------------------------------------
        SHARES       6      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY             32,910 shares*
         EACH        -----------------------------------------------------------
      REPORTING      7      SOLE DISPOSITIVE POWER
       PERSON
         WITH               1,033,454 shares*
                     ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            32,910 shares*
--------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,066,364 shares*
       *Not to be construed as an admission of beneficial ownership
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       7.4%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

                                PAGE 2 OF 4 PAGES

              Item 1(a) Name of Issuer:
                        Newtek Business Services, Corp.

              Item 1(b) Address of Issuer's Principal Executive Offices:
                        212 West 35th Street, 2nd Floor
                        New York, NY 10001

              Item 2(a) Name of Person Filing:
                        Jeffrey  G. Rubin

              Item 2(b) Address of the Principal Office or, if none, Residence:
                        40 Cutter mill Road, Suite 302
                        Great Neck, NY 11021

              Item 2(c) Citizenship:
                        United States

              Item 2(d) Title of Class of Securities:
                        Common Stock, $0.02 par value

              Item 2(e) CUSIP Number:
                        652526203

              Item 3    N/A

              Item 4    Ownership:
                        (a) Amount Beneficially Owned:

                              1,066,364 shares of common stock, par value $0.02, with 1,033,454 shares held by Jeffrey G. Rubin personally, 32,452 shares held by the J. Rubin Family Foundation, of which Jeffrey G. Rubin is a trustee, and for which Jeffrey G. Rubin disclaims beneficial ownership, 220 shares held in a Uniform Gifts to Minors Act (UGMA) account for the benefit of Jordana Rubin, for which Jeffrey G. Rubin disclaims beneficial ownership, 68 shares held in a UGMA account for the benefit of Amanda Rubin, for which Jeffrey G. Rubin disclaims beneficial ownership, and 170 shares held in a trust for the benefit of the Jeffrey G. Rubin's sister, for which Jeffrey G. Rubin serves as the trustee, and for which Jeffrey G. Rubin disclaims beneficial ownership.

                        (b)  Percent of Class:                             7.4%

                        (c)  Number of shares as to which such person has:

                                (i)  sole power to vote or direct the vote:
                                                                1,033,454 shares

                                (ii)  shared power to vote or direct the vote:
                                                                   32,910 shares

                                (iii) sole power to dispose or to direct the disposition of:
                                                                1,033,454 shares

                                (iv) shared power to dispose or to direct the disposition of:
                                                                   32,910 shares

                                PAGE 3 OF 4 PAGES

              Item 5 Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

              Item 6 Ownership of More than Five Percent on Behalf of Another Person:

                        Not applicable.

              Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                        Not applicable.

              Item 8    Identification and Classification of Members of the
                        Group:

                        Not applicable.

              Item 9    Notice of Dissolution of a Group:

                        Not applicable.

              Item 10   Certification:

                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Dated: February 11, 2016

                                By:   /S/ JEFFREY G. RUBIN
                                -------------------------------------
                                Name:  Jeffrey G. Rubin


                                PAGE 4 OF 4 PAGES